FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
December 06, 2004

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

MTS Announces Subscriber Growth Numbers for November 2004

Moscow, Russian Federation – December 6, 2004 – Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the largest mobile phone operator in Russia and the CIS, announces that its consolidated subscriber base reached 29.50 million users on November 30, 2004.

During November 2004 MTS’ consolidated subscriber base increased by 1.71 million subscribers.

Commenting on the subscriber growth numbers, MTS’ Vice President and Chief Marketing Officer, Mikhail Susov, said: “November was a record month for MTS in terms of new additions. We expect this trend to continue through the pre-holiday period, seasonally the strongest two months for the wireless market, characterized by increased purchasing activity. In addition, we are offering various bonus deals and gift packages for our new subscribers.”

Subscribers (mln)	Nov. 30, 2004	Oct. 31, 2004	Growth		Nov. 30, 2003	Growth
			Subs	%		Subs	%
Total consolidated subscribers, end of period	29.50	27.79	1.71	6.1%	15.37	14.13	92.0%
Russia	22.94	21.64	1.30	6.0%	12.55	10.39	82.8%
Moscow and the Moscow region	6.98	6.83	0.15	2.3%	4.71	2.27	48.3%
St. Petersburg and the Leningrad region	1.69	1.64	0.05	3.2%	1.13	0.56	49.9%
Rest of Russia(1)	14.27	13.17	1.10	8.3%	6.71	7.56	112.5%
Ukraine	6.27	5.89	0.38	6.3%	2.81	3.46	122.6%
Uzbekistan	0.29	0.26	0.03	8.8%	—	—	—
MTS Belarus(2)	1.10	1.04	0.06	5.6%	0.40	0.70	171.6%

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For further information contact:

Mobile TeleSystems, Moscow	tel: +7 095 911 6553
Andrey Braginski, Investor and Public Relations	e-mail: ir@mts.ru

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(1) Including Sibintertelecom subscribers (a mobile phone operator in the Chita region, in which MTS acquired a majority stake on November 29, 2004); excluding Gorizont-RT subscribers (a mobile phone operator in the Yakutia region, in which MTS expects to complete its acquisition in December 2004).

(2) MTS owns a 49% stake in Mobile TeleSystems LLC, a mobile operator in Belarus, which is not consolidated.

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Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 29.5 million subscribers. The regions of Russia, as well as Belarus, Ukraine and Uzbekistan, in which MTS and its subsidiaries are licensed to provide GSM services, have a total population of approximately 225.8 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange with the ticker symbol MBT. Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F/A. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	Vassily Sidorov
	Name:	Vassily Sidorov
	Title:	Acting President/CEO

Date: December 06, 2004